FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... April........................................... , 2009..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... April 23, 2009....	By....../s/...... Masashiro Kobayashi .................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Revised Financial Forecasts of Subsidiary
    (Canon Machinery Inc.)

April 23, 2009
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Revised Financial Forecasts of Subsidiary
(Canon Machinery Inc.)
Canon Inc., announced today that Canon Machinery Inc. (Securities code: 6344, listed on the Second Section of the Osaka Securities Exchange), a subsidiary, has revised its consolidated and non-consolidated financial forecast for fiscal year 2009 (January 1, 2009 to December 31, 2009), as summarized below.
There is no change to the consolidated financial forecasts for Canon Inc. due to this revision.

Canon Machinery Inc. revised its consolidated and non-consolidated financial forecasts for fiscal year 2009 (January 1, 2009 to December 31, 2009), announced on January 27, 2009, as follows.

1.	Revised consolidated financial forecast Fiscal year 2009 (January 1, 2009 to December 31, 2009)

(Units: millions of yen, except per share amounts, %)
	Net sales	Operating	Ordinary	Net	Net
		income	profit	income	income
					per share

Previous forecast (A)	34,000	1,830	1,570	910	112.97

Current forecast (B)	26,000	650	500	460	57.11

Change in amount (B - A)	-8,000	-1,180	-1,070	-450	-55.86

Change (%)	-23.5	-64.5	-68.2	-49.5	-49.4

(For reference) Previous year’s results Fiscal 2008	36,541	4,198	4,030	2,377	296.14

2.	Revised non-consolidated financial forecast Fiscal year 2009 (January 1, 2009 to December 31, 2009)

(Units: millions of yen, except per share amounts, %)
	Net sales	Operating	Ordinary	Net	Net
		income	profit	income	income
					per share

Previous forecast (A)	34,000	1,760	1,520	900	111.73

Current forecast (B)	26,000	650	500	530	65.80

Change in amount (B - A)	-8,000	-1,110	-1,020	-370	-45.93

Change (%)	-23.5	-63.1	-67.1	-41.1	-41.1

(For reference) Previous year’s results Fiscal 2008	36,527	4,013	3,962	2,350	292.83

3.	Reasons for revision to financial forecasts Fiscal year 2009 (January 1, 2009 to December 31, 2009)
In the midst of the global recession, our group industries are characterized by steadily progressing inventory adjustment while production of electronic components displays signs of growth, however, the situation is harsh regarding the curtailment of plant investment. In particular, uncertainty in the semiconductor industry means that the curtailment of plant investment is expected to continue over the long term. In the FA systems sector including office equipment and compact rechargeable batteries, the harsh business environment has led to the postponement of plant investment and reduced orders. Since initially anticipated orders have not been secured, the business forecast for the term has to be lowered.

In order to overcome these difficult conditions, our group is striving to reinforce our business structure through engaging in the following activities:
(1)	On April 1, 2009, we established the Engineering Training Center, Monozukuri Training Center, where we train multi-skilled workers in such fields as parts processing and assembly. Through this, we intend to utilize our human resources to further strengthen in-house production.
(2)	Through bolstering production reform activities, we aim to reduce opportunity losses based on strengthening quality and to cut costs through raising productivity.
(3)	For future opportunities, we will continue to work on research and development tasks and generate our targeted outputs as planned. We will build new business models for our new business areas of femtosecond laser processing and extremely low oxygen partial pressure.
We are committed to quickly realizing the outcomes of these efforts with a view to constructing the business structure to overcome the current harsh operating environment.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.